Exhibit 21.1

Albany Molecular Research, Inc.
Subsidiaries

Name of Subsidiary	State/Country of Incorporation

AMRI Bothell Research Center, Inc.	Washington, USA

AMRI Burlington, Inc.	Massachusetts, USA

AMRI Rensselaer, Inc.	Delaware, USA

AMRI SSCI, LLC.	Delaware, USA

OSO Biopharmaceutials Manfacturing, LLC	Delaware, USA

Cedarburg Pharmaceuticals, Inc.	Delaware, USA

INB: Hauser Pharmaceutical Services, Inc.	Delaware, USA

Cedarburg Generics, LLC	Wisconsin, USA

Albany Molecular Research (Glasgow) Limited	United Kingdom

Albany Molecular Research Limited	United Kingdom

Albany Molecular Research (UK) Limited	United Kingdom

Albany Molecular Luxembourg S.à r.l.	Luxembourg

Albany Molecular Research Mauritius Pvt. Ltd.	Mauritius

AMRI India Pvt. Ltd.	India

FineKem Laboratories Pvt. Ltd.	India

Albany Molecular Research Hyderabad Research Centre Pvt. Ltd.	India

Albany Molecular Research Singapore Research Centre, Pte. Ltd.	Singapore